FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August 2007

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On August 2, 2007 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Ronit Lerner

Title: Chief Financial Officer

Date: August 2, 2007

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Exhibit 1

Compugen Reports Second Quarter 2007 Financial Results

TEL AVIV, ISRAEL - August 2, 2007 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ended June 30, 2007.

"During the past quarter we saw significant progress, particularly in the areas of product candidate development, negotiations for new licensing agreements, new engine creation and discovery validation. In addition, our recent announcement regarding the development and first discoveries from a new proprietary discovery engine targeted at identifying existing drug molecules predicted to have important, but currently unknown, therapeutic indications, is another example of the uniqueness and power of the Compugen approach," said Alex Kotzer, President and Chief Executive Officer of Compugen.

Martin Gerstel, Chairman of Compugen, added, "Many companies are attempting to find new indications for specific drugs of interest because of the potential for much quicker time to market for successful discoveries of this type. However, unlike high throughput - and largely random - experimentally-based efforts focused on a single drug, Compugen has used its exceptional computational biology skills and platforms to develop an engine that, in addition to finding new uses for specific drugs, has been designed for the in silico identification of those drugs predicted to have new indications from amongst all drugs either in commercial use or undergoing clinical trials. This in silico phase is then followed by experimental validation of the predicted product candidates." Mr. Gerstel continued, "Similar to our recently announced achievements in discovering new ligands for GPCRs and large scale genetic variations, this hypothesis-driven discovery process is proving to provide unparalleled breadth, power and efficiency."

As previously projected, current revenues continued to be insignificant. No revenues were reported for the second quarter of 2007 or for the six months ended June 30, 2007, compared to revenues of $5,000 for the second quarter of 2006 and $205,000 for six months ended June 30, 2006.

The net loss from continuing operations for the most recent quarter was $2.7 million (including a non-cash expense of $436,000 related to stock based compensation) or $0.09 per share, compared with a net loss from continuing operations of $3.3 million (including a non-cash expense of $459,000 related to stock based compensation), or $0.12 per share, for the corresponding quarter of 2006. The net loss from continuing operations for the first six months of 2007 was $5.6 million (including a non-cash expense of $1.2 million related to stock based compensation), or $0.20 per share, compared with a net loss from continuing operations of $6.0 million (including a non-cash expense of $1 million related to stock based compensation), or $0.22 per share, for the same period in 2006.

The net loss for the most recent quarter was $3.2 million (including a non-cash expense of $342,000 related to stock based compensation) or $0.11 per share, compared with a net loss of $3.6 million (including a non-cash expense of $472,000 related to stock based compensation), or $0.13 per share, for the corresponding quarter of 2006. The net loss for the first six months of 2007 was

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$6.3 million (including a non-cash expense of $1.2 million related to stock based compensation), or $0.22 per share, compared with a net loss of $6.7 million (including a non-cash expense of $1 million related to stock based compensation), or $0.24 per share, for the same period in 2006.

Research and development expenses of $2.3 million for the second quarter of 2007, compared to $2.7 million for the second quarter of 2006, remain the Company`s largest expense. These amounts are before the deduction of governmental and other grants, which totaled $293,000 for the second quarter ended June 30, 2007, compared with $105,000 for the corresponding quarter in 2006.

As of June 30, 2007, Compugen had $20.8 million in cash, cash equivalents, deposits and marketable securities, a decrease of $5.6 million for the six months from December 31, 2006.

Affiliated Companies: As previously disclosed, Compugen is currently not making additional cash investments in its affiliated companies. During the past quarter, Evogene, an agricultural biotechnology company which Compugen established in 2002, completed an initial public offering on the Tel Aviv Stock Exchange (TASE). In addition, Keddem, a small molecule drug discovery company which Compugen established in 2004, is limiting its activities to corporate development and intellectual property protection until third party funding, currently under discussion with various potential sources, is achieved.

Pursuant to the relevant accounting rules and regulations, each of the above events is reflected in the Company`s quarterly financial statements for the most recent quarter. Prior to Evogene`s IPO, Compugen`s investment in Evogene was accounted for under the Cost Method of Accounting. Following the IPO, as of the end of each reporting period, those Evogene shares owned by Compugen which are either then unrestricted or will become unrestricted within one year of such date, are recorded on the Company`s Balance Sheet as an asset based on the market price of such shares at such time. With respect to Keddem, in view of the fact that there can be no assurance that additional financing will be achieved, Keddem`s assets are presented as a one line item in the Company`s balance sheet as "Assets related to discontinued operations" and Keddem`s expenses are shown as a separate one line item as "Loss from discontinued operations" in the Company`s statement of operations.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its first quarter results on August 2, 2007 at 10:00 a.m. EST.  To access the conference call, please dial 1-888-281-1167 from the US or +972-3-918-0610 internationally. The call will also be available via live webcast through Compugen`s website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5901. The replay will be available until 12 noon EST on August 6, 2007.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s diagnostic and therapeutic product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading therapeutic and diagnostic companies. Compugen has established an agricultural biotechnology

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affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Ronit Lerner

Chief Financial Officer

Compugen Ltd.

Email: ronit.lerner@cgen.com

Tel: +972-3-7658-560

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007 Unaudited	2006 Unaudited	2007 Unaudited	2006 Unaudited

Revenues
	-	5	-	205
Cost and Expenses
Cost of revenues	-	-	-	6
Research and development expenses	2,324	2,743	4,662	5,204
Less: governmental and other grants	(293)	(105)	(590)	(522)
Research and development expenses, net	2,031	2,638	4,072	4,682
Sales and marketing expenses	272	360	866	770
General and administrative expenses	623	497	1,176	1,062
Total operating expenses *	2,926	3,495	6,114	6,520

Operating loss	(2,926)	(3,490)	(6,114)	(6,315)
Financing income, net	227	167	503	277
Other income	5	6	14	6
Net loss from continuing operations	(2,694)	(3,317)	(5,597)	(6,032)
Loss from discontinued operations	(464)	(303)	(668)	(676)
Net loss	(3,158)	(3,620)	(6,265)	(6,708)
Basic and diluted loss per ordinary share from continuing operations	(0.09)	(0.12)	(0.20)	(0.22)
Basic and diluted loss per ordinary share from discontinued operations	(0.02)	(0.01)	(0.02)	(0.02)
Basic and diluted net loss per ordinary share	(0.11)	(0.13)	(0.22)	(0.24)
Weighted average number of ordinary shares outstanding	28,242,570	27,938,110	28,220,723	27,920,170

* Includes stock based compensation

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COMPUGEN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(U.S. dollars, in thousands)

	June 31, 2007 Unaudited	December 31, 2006 Audited

ASSETS

Current assets

Cash, cash equivalents, short term deposits and marketable securities	18,804	25,403
Trade receivables	-	10
Receivables and prepaid expenses	995	824
Assets related to discontinued operations	108	401
Total current assets	19,907	26,638

Long-term investments
Long term deposits and marketable securities	2,000	1,000
Investment in Evogene	124	-
Other assets	1,406	1,370
Property and equipment, net	1,570	1,848
Total assets	25,007	30,856

LIABILITIES AND SHAREHOLDERS` EQUITY

Current liabilities

Accounts payable and accrued expenses
	1,636	2,794
Deferred revenues	100	75
Liabilities related to discontinued operations	254	287
Total current liabilities	1,990	3,156

Long-term liabilities
Accrued severance pay	1,481	1,436
Other long-term liabilities	60	60
Excess of losses over investment in Evogene	-	466
Total long-term liabilities	1,541	1,962

Total shareholders` equity	21,476	25,738
Total liabilities and shareholders` equity	25,007	30,856

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